Exhibit 77 Q. 1


FEDERATED HIGH YIELD TRUST

Amendment No. 4
to the
DECLARATION OF TRUST

Dated April 17, 1984

	THIS Declaration of Trust is amended as follows:

A.	Strike the first sentence of Section 5 of Article XII from the
Declaration of Trust and substitute in its place the following:

Section 5.  Offices of the Trust, Filing of Copies,
Headings, Counterparts. The Trust shall maintain a usual place of business in Massachusetts, which shall be determined by the Trustees, and shall continue to maintain an office at such address unless changed by the Trustees to another location in Massachusetts.

	The undersigned, Vice President, hereby certifies that the above-stated Amendment is a true and correct Amendment to the Declaration of Trust, as adopted by the Board of Trustees at a meeting on the 17th day of May, 2000.

	WITNESS the due execution hereof this 17th day of May, 2000.


		/s/ Richard B. Fisher
		Richard B Fisher, Vice President